Exhibit 99.1

530-8th Avenue SW, 6th floor
Date: January 22, 2016	Calgary AB, T2P 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: NORTH AMERICAN ENERGY PARTNERS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	February 16, 2016
Record Date for Voting (if applicable) :	February 16, 2016
Beneficial Ownership Determination Date :	February 16, 2016
Meeting Date :	April 06, 2016
Meeting Location (if available) :	Edmonton, AB
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	656844107	CA6568441076

Sincerely,

Computershare
Agent for NORTH AMERICAN ENERGY PARTNERS INC.